SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the six months ended June 30, 2018

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2018 and to discuss its recent corporate developments.

HEBRON TECHNOLOGY CO., LTD.

The Company hereby furnishes its Unaudited Condensed Consolidated Statements of Consolidated Balance Sheets and Unaudited Condensed Consolidated Statements of Operations for the six-month period ended June 30, 2018 as attached in Exhibit 99.1 to this Form 6-K.

On December 10, 2018, the Company issued a press release announcing its financial results for the First Half of 2018, which press release is attached as Exhibit 99.2 to this Form 6-K.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2018 and 2017

99.2	Press release December 10, 2018, titled “Hebron Technology Co., Ltd. Reports Financial Results for the First Half of 2018”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

December 10, 2018	By:	/s/ Anyuan Sun
Anyuan Sun
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer